Free Writing Prospectus dated January 9, 2018

Relating to Preliminary Prospectus dated January 8, 2018

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-222475

Altice USA, Inc.

This free writing prospectus relates only to, and should be read together with, the preliminary prospectus dated January 8, 2018 (the “Preliminary Prospectus”) included in the Registration Statement on Form S-1 (File No. 333-222475) (the “Registration Statement”) relating to the distribution by Altice N.V., the controlling stockholder of Altice USA, Inc. (the “Company”), of the Company’s Class A common stock and Class B common stock to Altice N.V. shareholders, which may accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1702780/000104746918000085/a2234168zs-1.htm

This free writing prospectus should be read together with the Preliminary Prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 17 of the Preliminary Prospectus. The information in the free writing prospectus was prepared by Altice N.V.

* * *

Altice Group

Analyst and Investor Conference Call

January 8, 2018

Altice Group — Analyst and Investor Conference Call, January 8, 2018

C O R P O R A T E   P A R T I C I P A N T S

Nick Brown, Head, Investor Relations

Dexter Goei, Chief Executive Officer, Altice USA

Dennis Okhuijsen, Chief Executive Officer, Altice Europe

C O N F E R E N C E   C A L L   P A R T I C I P A N T S

Dimitri Kallianiotis, Redburn

Nick Lyall, Société Générale

Jonathan Dann, RBC Capital Markets

Nicolas Cote-Colisson, HSBC

Jan Flickerman, Acon

Russell, New Street Research

Robert Jaeger, Société Générale

Frederic Boulain, Bank of America

Konrad Zomer, ABN AMRO

Emmet Kelly, Morgan Stanley

Sadiq Kahana, Deutsche Bank London

P R E S E N T A T I O N

Operator:

Good day, my name is Christa (phon) and I will be your conference Operator today. At this time, I would like to welcome everyone to the Altice European Analyst and Investor Conference Call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question and answer session. If you would like to ask a question during that time, simply press star, then the number one on your telephone keypad, and if you would like to withdraw your question, press the pound key. Thank you.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262    1-604-929-1352    www.viavid.com

I would now like to turn the call over to your host, Mr. Nick Brown, from Investor Relations. You may begin.

Nick Brown:

Hello, everyone, and welcome to our call to discuss the reorganization of Altice, including the separation of Altice USA from Altice NV. In a moment, I’ll hand over to Dexter Goei, CEO of Altice USA, and Dennis Okhuijsen, CEO of Altice Europe, who will run you through the details and be available for Q&A. The presentation is available on our Investor Relations website and a replay of this call will be available for the next month.

With that, it’s my pleasure to hand over to Dexter.

Dexter Goei:

Thanks, Nick. Good morning, everyone. Why don’t we just go straight in and go to the slide deck, and on Slide No. 3, the proposed transaction will separate Altice USA from Altice NV, resulting in two independent groups. Firstly, Altice Europe, which represents approximately 65% of Altice’s revenues before the separation, it will comprise essentially of all the operations outside of the U.S., including Altice France, Altice International, and the newly formed subsidiary, Altice Pay TV, will regroup pay TV assets; and then, secondly, Altice USA, the listed group that exists today and represents approximately 35% of Altice’s revenues prior to the separation, the only difference is that Altice Technical Services US will move from Altice NV over to Altice USA.

Moving over to Slide No. 5, the transaction is technically a distribution in kind or spin-off of Altice USA shares owned by Altice NV to the shareholders of Altice NV. It will lead to a complete separation of the two groups. Next will remain a controlling shareholder of both Altice NV and Altice USA, with a commitment to long-term ownership. Prior to the separation, Altice USA will distribute a special dividend in cash of $1.5 billion. This dividend is conditional upon completion of the spin-off, which is expected in Q2 2018. The Board of Altice NV has already approved the transaction, which is still subject to the approvals of the Altice NV shareholders, requiring a two-thirds majority at an EGM. Next is entitled to vote at the EGM and holds, together with parties in concert, 68.8% of voting rights and has undertaken to vote in favor of the transaction. There are various regulatory approvals required and a Prospectus needs to be approved by the stock market authorities in the U.S. and the Netherlands.

Moving over to the next slide, on Slide 6, for the rationale for the separation, Altice Europe and Altice USA represent two long-term investment opportunities with their own distinct equity stories characterized by different market dynamics, strategies and underlying regulatory regimes. The separation of Management Teams between Altice Europe and Altice USA will enable them to solely focus on their markets and be benchmarked against their execution under the control of Altice’s Founder, Patrick Drahi. Importantly, the separation will significantly simplify the way each group operates with streamlined responsibilities and decision-making processes, which will add significant value. At the same time, the financial structure of the group will be clear, without any ambiguity about capital allocation between Europe and the U.S. Altice Europe and Altice USA as separate entities will become much more transparent in terms of operating and financial performance, with investors having a clear picture on the unique value drivers of each business. Finally, the separation will allow each business to maintain its balance sheet strengths, characterized by long-term capital structures, without any meaningful near-term maturities, strong liquidity, and a clear path to deleveraging. Together, the transaction will bring significant benefits to all stakeholders, including customers, employees, debt and equity investors.

Turning to Slide 7, Altice NV will distribute 495 million shares of Altice USA, or 67.2% interest, to the Altice NV shareholders. Every Altice NV shareholder will have the option to choose between A-shares or

B-shares. However, there will be an overall cap, such that B-shares will represent in the end a maximum of 50% of the total shares distributed. If the request for B-shares is above the cap, there will be a pro rata reduction. Next will elect to receive only B-shares. The A- and B-shares’ characteristics will remain as they are today. In particular, B-shares will remain unlisted, but can be converted freely into A-shares at shareholders’ request afterwards. B-shares will not represent more than 34% of the share capital as a result of the overall cap.

Each of Altice Europe and Altice USA will maintain its corresponding debt silos and all instruments will remain in place at the same terms, and existing revolving facilities are fully available. Of the $1.5 billion dividend of Altice USA, Altice NV will receive about €900 million equivalent, of which €625 million will be used to repay part of the Altice Corporate Financing facility.

Moving on to the next slide, Slide 8, it shows the simplified ownership structure of Altice Europe and Altice USA post separation. On the left, Altice Europe, the transaction does not impact the shareholding structure of Altice NV. Next, together with some parties in concert, continues to own 52.2% of the economics and 68.8% of the voting rights. All three segments of Altice Europe are 100% owned, Altice France, Altice International and Altice Pay TV. On the right, Altice USA, Next, together with some parties in concert, will own 43% of the economics. The percentage of voting rights will depend on the election between A- and B-shares. Next, in concert, will have between 51.2% and 93.7% of the voting rights. The free float will increase to 42.4% post transaction, with voting rights between 4.7% and 47.2%, depending on the election between A- and B-shares.

On Slide 9, to provide the details of Altice USA’s ownership, on the left is the ownership of Altice USA today. Besides Altice NV owning 67.2% of the share capital, A4 and Uppernext are entities controlled by Patrick Drahi, and Holding LP is a profit-sharing scheme whose underlying economic interest is split between Altice NV and the management of Altice USA. The sponsors, BC Partners and CPPIB, own 14.6% of the capital, with the remainder being free float. On the right, Altice post separation, Next will be in concert with various parties, the ANV shareholders, i.e., the existing concert at Altice NV level, A4 and Uppernext, Holding LP, and some top U.S. managers. This group, defined as the ATUS Next Concert, will own between 51.2% and 93.7% of the voting rights, depending on the election of A- and B-shares by the public minorities. A-shares will represent a minimum of 72% of the free float, so a vast majority of the trading will be directed to A-shares. So, there’ll be axis to a more liquid class structure.

Moving on to Slide 10, it sets out the expected timetable to implement the separation. We expect the separation to be effective in Q2 2018. As mentioned before, there will be a special dividend payment from Altice USA to its shareholders before the shares are distributed and the separation is effective. There are effectively two tracks that will be run parallel. One track is related to the U.S. regulatory approvals that were triggered by the change in the Company’s shareholding. We currently don’t expect the regulatory approvals to take more than four months. The second track below is the approval of the separation by Altice NV shareholders. It will require the filing of a Prospectus in the Netherlands and in S-1 form in the U.S. Once the Prospectuses are approved, the Company will call for an EGM to vote on the transaction.

Now, I will hand it over to Dennis, who will walk you through Altice Europe in more detail.

Dennis Okhuijsen:

Thank you, Dexter, and good morning everybody joining. I will go through the Altice Europe strategy and then Dexter will finish off with the U.S., and then we’ll take Q&A thereafter.

So, on Slide 12, at the core of Altice Europe’s strategy is the return to revenue growth, profitability and cash flow grow, and as a result, de-leveraging. Altice Europe has a unique asset base, it’s a fully-converged fixed and mobile operator in each market, full consumer and business service provider across all markets, and has a number one or two position in each market with nationwide coverage across all markets, and fiber and mobile network leadership with a strong investment commitment. Overall, Altice Europe has tremendous opportunities as we deliver on our operational aspiration around much improved customer service and monetizing our premium infrastructure and content assets.

Slide 13 sets out the plan for Altice Europe. The operational and financial turnaround in France and Portugal, under the leadership of the new local Management Team, is at the core of our plans. We want to optimize the performance in each market, with a particular focus on Customer Services. We will continue to invest in best-in-class infrastructure, and we plan to monetize our content investments through various pay TV models and grow advertising revenue. In parallel, we have a clear plan to further strengthen our long-term balance sheet position as we execute on our non-core asset disposals.

As announced, Altice Europe will be managed by existing Management Teams focused solely on the performance in its markets. Slide 14 highlights our new management structure. The Altice Europe Management Team will be led by myself. The Management Team includes Armando Pereira as COO, Burkhard Koep as CFO, Alain Weill as Chairman and CEO of SFR, as well as the CEO for Portugal, Israel and the Dominican Republic. Patrick Drahi, as President of Altice Europe Board, will set the strategic, operational, commercial and technological agenda for Altice Europe, and will oversee its execution, in particular, focus on France. Overall, the management setup at Altice Europe will it allow to focus entirely on delivering the European strategy on the basis of the fundamental Altice model.

Moving to Slide 15, in order to increase accountability and transparency, Altice Europe will be structured in three distinct operating units with new perimeters. Altice France will include SFR Telecom, SFR Media, the French Overseas Territories, Altice Technical Services France, and Intelcia Customer Services. Altice International will include MEO in Portugal, HOT in Israel, Altice Dominican Republic, Teads, and ATS non-France. The newly formed Pay TV unit will include the Altice Content Division that was previously at Altice International, major sports right, including Champions League and English Premier League, and other premium content rights, including Discovery and NBC Universal. As you will see, we will integrate Altice Support Service business into their respective markets to increase accountability. Altice’s newly formed Pay TV subsidiary will bundle Altice Europe’s premium content activities into one separately funded operating unit with it’s own P&L. The new Altice France perimeter will allow investors to better assess the underlying performance of Altice France. Lastly, the new perimeter for Altice Europe will exclude Altice NV’s international wholesale voice businesses, which will be separated to be sold.

Moving to Slide 16, Altice Europe, although revenues have been relatively stable year to date, we have seen year-over-year deterioration in both France and Portugal in Q3 2017; notably, as the result of mismanaged rate events in both countries. As already communicated during our Q3 results presentation, revenues amounted to €11 billion year to date Q3 2017, flat versus the 2016 level. Adjusted EBITDA amounted to €4.3 billion year to date Q3 2017, versus €4.4. billion in the same period 2016. However, isolating for Pay TV startup costs, underlying telecom businesses recorded €4.5 billion of EBITDA year to date Q3 2017, in line with 2016 levels. Cap ex also remained at the same level as last year, reaching €2.3 billion year to date Q3 2017. As mentioned before, at the core of Altice Europe’s strategy is a return to revenue, profitability and cash flow growth. Our focus is now clearly solely on execution. We have specific action plans, which we’ll detail hereafter, to return these businesses to growth, as we are investing in all the areas where we have at a competitive disadvantage and losing customers. Note that there are details of Altice Europe’s financials on the new perimeter compared to the old perimeter in the appendix of this presentation.

We’ve set our plans for France on Slide 17. France represents the most important business within Altice Europe, given its size and relative contribution. We are very clear on what needs to be done at Altice France to get back to growth. Simply put, we need to get back to the Altice basics and the fundamental Altice model. Our strategy, as always, is threefold:  focus on KPIs to grow the customer base, monetize content with premium subscribers, and continue to invest and maintain the best network quality and coverage on fixed and mobile. In delivering this strategy, we know we ultimately generate best-in-class growth in revenue, EBITDA and operational cash flow.

Moving to Slide 18 and the new perimeter for France, we believe this will increase transparency and will allow investors to better assess the underlying performance of Altice France. In order to facilitate the comparison with previous communicated figures, we present on this slide the LTM Q3 2017 figures for Altice France on both the old and the new perimeter. On the basis of the new perimeter, revenue reached €10.9 billion LTM Q3 2017, versus €11 billion in 2016. Operating cash flow reached €1.8 billion LTM Q3 2017, versus €1.7 billion in 2016. We anticipate 2018 operating free cash flow in the range of €1.6 billion to €1.7 billion, a decrease versus 2017 level, and mainly attributable to the impact of the VAT law change in France of approximately €200 million. This number includes €300 million of pay TV content expense remaining in France in 2018, after the reorganization. If you look at the old perimeter, operating free cash flow in 2017 was impacted by content investments and peak cap ex investments, as well. Revenue for the full year 2017 declined about 2%, with a revenue drag in Q4 2017 from B2B and low-margin wholesale and equipment revenue declines.

Moving to our newly formed Pay TV Division on Slide 19, we will form a separate Pay TV Division to bundle all our rights and businesses in one group with its own P&L, tasked to maximize monetization through flexible models. Content continues to be a key differentiator in our markets. As part of this, Altice France will transfer contracts and assets to Altice Pay TV and become a wholesale customer of Altice Pay TV, entering into a new revenue-sharing contract with Altice Pay TV at a significant reduced annual minimum guarantee. Altice France will continue to distribute premium TV content to its customers, including SFR Sports and Altice Studio channels. Altice Pay TV’s plan is the following. In a very short period of time, we have accumulated highly valuable and unique sport and locally produced content in France. Our entry into pay TV has been successful. The viewership generated by this unique content is growing very fast. We are now taking the business to the next stage by pushing the revenue streams via OTT, wholesale and partnerships. Such partnerships will also help reduce content costs. Our business model is highly competitive versus Netflix and other international OTT platforms, given our pay TV and telecom synergies, and the unique nature of our content. Note, we’ve given a full breakdown of the cost schedule for the rights within Altice Pay TV for the next few years in the appendix.

Moving to Altice Europe’s other businesses on Slide 20 and our plans there, Portugal is in a very strong position to address its recent underperformance. Under the new local leadership, MEO continues to differentiate itself, based on the best, fully-converged asset base in the market, the most comprehensive spectrum of services, and the most qualified work force. We are already seeing the first signs of operational improvements there. MEO remains highly committed to the Media Capital acquisition, which will benefit the entire Portuguese market, and consumers, in particular. Israel continues to perform strongly in the market and sees good growth momentum. Altice Dominican Republic, which is undergoing a strategic review, benefits from a strong position in an attractive market. The Tricom/DR merger has been approved and is expected to be concluded this month, offering a host of new opportunities to our business. 2018 will be a year of refocused investment in mobile to address some of the market demand mix there.

Slide 21 provides an overview of the European pro forma capital structure. Altice Europe will include the separate Altice France and Altice International debt silos, the Altice Luxembourg S.A. holdco bonds, and the Altice Corporate Financing. Pay TV will be financed in a separate silo. All existing instruments will remain in place at the same terms. Subject to the proposed spin-off of Altice U.S.A, Altice Europe will use €625 million of its approximate €900 million proceeds from the Altice USA special dividend to prepay the Altice Corporate Financing facility and retain €275 million on balance sheet. As part of the reorganization of Altice Europe, €550 million will be paid by Altice France to Altice International as consideration for the acquisition of the French Overseas Territories and the transfer of the Support Service businesses.

Separately, Altice France will pay be a €300 million break fee in 2018 to Altice Pay TV, in conjunction with restructuring the French wholesale contract. Pro forma for the dividends received from Altice USA, the reorganization and the signed M&A transactions, Altice Europe’s net debt position would have been approximately €31 billion at the end of Q3 2017. Pro forma net leverage as of the third quarter 2017 was 5.4 times last 12 months’ EBITDA.

Slide 22 sets out the maturity profile of Altice Europe’s pro forma capital structure. There are no major maturities at SFR until ‘22, and no major maturities at Altice International until ‘23. The now reduced Altice Corporate Finance facility matures in 2021. As in the past, we will look to proactively manage our balance sheet.

Just to highlight a few incremental points on our pro forma European balance, on Slide 23, in terms of long-dated maturities, the weighted average life is 6.6 years, with a weighted average cost of the debt of 5.5%. In terms of liquidity, we have a very strong liquidity position of €3.1 billion, which will be strengthened even further on the back of planned non-core asset disposals.

Moving to Slide 24, we have a clear plan to de-lever our balance sheet and bring financial leverage to our target of 4 times net debt to EBITDA. Central to this de-leveraging plan is the operational and financial turnaround in France and the return to revenue growth, profitability and cash flow growth. In addition, Altice Europe is advancing its potential disposal process of non-core assets. We will update investors in due course as it executes on its non-core asset disposal program. Together, with the €900 million dividend proceeds from Altice USA, the successful conclusion of this disposal program would result in meaningful de-leveraging of Altice Europe, while substantially enhancing Altice Europe’s already strong liquidity profile. Altice Europe will remain highly disciplined and will not pursue any meaningful standalone M&A opportunities and use excess cash flow to repay debt.

With that, I’m handing it back to Dexter to go through the U.S. section.

Dexter Goei:

Thank you, Dennis. Just going through now to Slide 26, to go over the Altice USA business strategy:  unchanged business strategy, completing the implementation of op ex efficiencies, focusing on KPIs to improve revenue growth, and the full-scale deployment of Altice One and the fiber-to-the-home buildout, with the goal of generating best-in-class growth in revenue, EBITDA and operating free cash flow.

Going to Page 27, to go over the key capital markets considerations: number one, special dividend of $1.5 billion; two, free float of Altice USA A-shares to increase from approximately 10% to approximately 42%; authorized share repurchase program of $2 billion; a new leverage target of 4.5 to 5 times net debt to EBITDA, reduced from 5 to 5.5 times; reiteration of efficiency targets; fiber-to-the-home deployment and a new MVNO network investment within historical cap ex envelope.

On Page 28, the Altice USA Management Team, unchanged. Patrick is taking the Chairman of Altice USA role. However, all of the Management Team remains unchanged, with myself, Hakim Boubazine and Charlie Stewart and Armando Pereira continuing to be an advisor for all our operations.

On Page 29, just to reiterate some of the Altice USA margin progression, that you can see, as we’ve continued to evolve at the higher margins and better free cash flow yields.

If you go to Page 30, on the next slide, just the Altice USA leverage, maturity and liquidity analysis, the weighted average cost of life—the weighted average life, sorry, of the debt is six years, weighted average cost of debt is 6.2%. There are no material maturities at Suddenlink until 2020, and near-term maturities at Optimum are covered by a $2.3 billion revolving credit facility. The available liquidity is $1.3 billion, of which $500 million is in cash and $800 million undrawn revolvers. Just looking at the bar charts, if you look at Optimum, pro forma for the transaction, on the dividend, the leverage will go from 5.6 times to 6.1 times, this is as of Q3 2017, and on the Altice USA level, the leverage will go from 5.4 times to 5.8 times, again, based on Q3 2017, and the dividend will be paid most likely in Q2 2018.

Going on to Page 31, as per Q3, adjusted for the Altice USA special dividend, the gross debt will go to $23.2 billion on a consolidated basis, and at the Cablevision side, $16.5 billion, and on the Suddenlink side, gross debt of $6.8 billion.

Finally, just on the maturity profile, which is on Page 32, as you can see, no material maturities until 2020 and 2021.

With that, we’ll open it up for Q&A.

Operator:

If you would like to ask a question, please press star, then the number one on your telephone keypad, and we’ll pause for just a moment to compile the Q&A roster.

Your first question comes from the line Dimitri Kallianiotis from Redburn. Please go ahead, your line is open.

Dimitri Kallianiotis:

Good morning. Thank you for taking the question, and I apologize if you were already asked this in questions yesterday evening. I didn’t have the time to listen to the call. I just wanted to get a little bit more color on the operating free cash flow guidance for France, the €1.6 billion to €1.7 billion. I mean, should we expect some of the Pay TV losses—I think you mentioned €442 million of cash costs in ‘18. So, I was just wondering if we put all the content costs, as well, within France, does that mean you’re guiding now for operating free cash flow in France, including Pay TV, of between €1.2 billion to €1.3 billion?

Then, my second question is regarding some comments that Patrick Drahi made in Barcelona, saying that he was expecting improvement in KPIs in the coming weeks. I just wanted to ask you if, indeed, you are seeing some improvements in terms of net additions in France during Q4?

My last question is regarding leverage for Altice Europe. On your slide, you show that Altice Europe, or Altice NV, the leverage will go up to 5.4 times, so I just wanted to ask you if you could give us an update in terms of asset sales and if you still intended to sell those assets and when we should expect to hear more. Thank you.

Dennis Okhuijsen:

Thanks, Dimitri. This is Dennis. With your first question, I think the free cash flow guidance of France of €1.6 billion to €1.7 billion, that includes that there will be around €300 million of content costs remaining in Altice France in 2018. You can see in the appendix, we have a schedule for the years to come how much content is committed in the Altice Pay TV unit, so you can work out what the total content expense would be. I think we’re also expecting clearly other revenue streams in the Altice Pay TV unit, as we’re talking on OTT, but also other wholesale and other partnerships on the content that we have acquired.

I think on the KPI front, I think we will be reporting our detailed KPIs, I think, on March 12, when we report our year-end results. We feel good about the operational trends on the KPI perspectives that we see, although, as we said in the fall, on the back of our Q3 results, I think, in France, it will take certainly a few quarters before KPI trends will translate into financial results.

On the European leverage, I think we are committed to de-lever to four times, and as a result we have announced the asset sale program, which we are focused on. We’re strategically reviewing the DR, as well as we are reviewing tower sales in France and Portugal. We are committed to execute this disposal program to enhance the de-leveraging path of the organization, and we are expecting to update you on our Q4 and Q1 call, we should have made meaningful progress with respect to this asset disposal program.

Dimitri Kallianiotis:

Thanks. Just one clarification in terms of the Pay TV revenues for France. All the Pay TV revenues are included already in the €1.6 billion to €1.7 billion for the separate Pay TV Divisions, and your revenues will only be sort of OTT or wholesale, so from other operators. A clarification. You said that you had minus 2% in terms of revenues in France (inaudible). Can you tell us what you saw for France, what was the revenue trend? Thank you.

Dennis Okhuijsen:

Yes, I think you are correct, that the €1.6 billion to €1.7 billion revenue guidance includes the additional revenue that SFR or France is generating from a premium TV perspective, as they will have a revenue-share arrangement, I guess, with the Altice Pay TV unit, and the new Altice Pay TV unit will benefit from additional revenues from OTT and wholesale. What was your second question, sorry, Dimitri?

Dimitri Kallianiotis:

Yes, I’m sorry, it’s just regarding the—in terms of Q4, if you could tell us what was the Q4 (inaudible).

Dennis Okhuijsen:

Yes, we were guiding for minus 2% revenue year-over-year for France on the old perimeter vis-à-vis the guidance. That translates probably into a Q4 performance of around minus 7% in revenue, which is predominantly driven by B2B, but more importantly, even wholesale and handset sales, which is clearly very low-margin activity, has shown a steeper decline in the fourth quarter, and as a result, you know, the revenue is impacted quite a bit, but the operating cash flow is not so much impacted by this performance.

Dimitri Kallianiotis:

Okay, thanks, very clear. Thank you.

Operator:

Your next question comes from the line of Nick Lyall from SocGen. Please go ahead, your line is open.

Nick Lyall:

Good morning. It’s Nick Lyall from SocGen. Could I ask two, please? Firstly, on the ANV, or the Corporate Finance silo, is that now attributable or is linked with the ANV business of Europe only? Just to confirm there’s no—there’s still some lingering guarantees with the U.S. business, that’s all Europe now.

Secondly, could you just—back to Dimitri’s point there on the content, could you just explain how you’ve allocated the costs for the Pay TV and for the French business, please? Thank you.

Dennis Okhuijsen:

Yes, thank you, Nick. I think the Altice Corporate Financing facility always has been sitting at the NV level, with no strings to the U.S. business whatsoever. So, as a result of the separation, I think it continues to sit with Altice NV and it has no recourse or ties with respect to the U.S. business at all.

I think on the Pay TV side and the allocation of costs, I think, you know, we have transferred the Altice content business that was previously reported and legally owned by Altice International, that will be transferred to the Altice new Pay TV Division, as well as a very few selective contracts at the France level will be transferred to the Altice Pay TV Division. The costs that will remain in France, like I said, is around €300 million of content costs, which is effectively the content cost level pre 2016, before we made the additional investments in premium pay TV, those costs will reside at the France level, and then we will enter into a classic revenue-sharing agreement with France with the Altice Pay TV unit, and it’s clearly the strategy to start to monetize the content that we have also outside. Just monetizing it through our own network and our own customers, we’re going to be making this content available to other market participants, as well.

Nick Lyall:

That’s great. Thank you.

Operator:

Your next question comes from the line of Jonathan Dann from RBC. Please go ahead, your line is open.

Jonathan Dann:

Hi. I have two questions. The first one, is it possible to reconcile the new €1.6 billion to €1.7 billion French OCF back to the previous, I guess, consensus for SFR EBITDA?

Then, second, I suppose, is there any sort of—can you provide some color on, I guess, the new Europe free cash—operating free cash flow that we should expect?

Dennis Okhuijsen:

Yes, I think on the reconciliation, you will see—and you probably didn’t have time yet to look. In the appendix of the presentation, we have shown revenue, EBITDA and cap ex on the old and the new perimeter. So, with all the details, you should be able to reconcile the new and old perimeters all together, so I think you should be able to work out what this new free cash flow guidance for France of €1.6 billion to €1.7 billion would—how that reconciles, I guess, to the old perimeter.

We are not giving any guidance today on the free cash flow performance for Europe as a whole. I think, you know, we’re planning clearly to do that when we report our Q4 financials early March, but we felt we wanted to provide clarity around the free cash flow profile of France already for 2018, as clearly, you know, people were most focused on that for now.

Jonathan Dann:

Can I ask a quick follow-up on the change in France telecom EBITDA old to new? I understand revenue down, as you’ve stripped out the International sort of voice IP transit business. Is the positive jump where previously there was some inter-company trading?

Dennis Okhuijsen:

Yes, I think we have—the difference between the old and the new perimeter is we have also added the French Overseas Territories to the French perimeter. We have included Altice Technical Services France into the French perimeter, that has some external revenues, as well. But, it is fair to say that by organizing ourselves on this basis, by reallocating the business unit activity, I guess, to the country level, we are strongly reducing the inter-company trading across the group. You probably have seen that the nine-month 2017 inter-company trading was around €1.3 billion, and I think, with the simplification that we are doing today, that number will only be around €100 million, so there will be a strong reduction of inter-company trading and eliminations, and as a result, there will be much more transparency and accountability for each of our operating markets, and I think it will be much easier to analyze the end-to-end economics of every investment that we are making by presenting and managing it much simpler and effectively going back to the basics of operating, rather than make this more complex.

Jonathan Dann:

Thank you.

Operator:

Your next question comes from the line of Nicolas Cote-Colisson from HSBC. Please go ahead, your line is open.

Nicolas Cote-Colisson:

Thank you. I’ll start with the U.S. I was wondering what was the reason for adjusting your leverage target, given there is no change to your expectations or strategy. In France, I was wondering when you would be ready with a new pricing structure to better monetize content, as Patrick Drahi said on the last call? Last, just a technical question. On the pro forma numbers, you are giving us some—at least the 2017 quotas in terms of pro forma in the slides, I was wondering if you would also give the 2016 pro forma numbers quarterly speaking, as well. Thank you?

Dexter Goei:

Thanks. On the U.S. leverage side, I don’t think there’s any particular reason, other than being attentive and thoughtful to commentary that we received from our shareholders, which would like to see us more in line with some of our peers in the U.S. in terms of their leverage. As you know, we feel quite comfortable with our leverage targets, the previous leverage targets and the new leverage targets, given the free cash flow yield performance that we’ve been delivering, but really to be responsive to what our shareholders and our stakeholders have been saying, to try and keep leverage outside of any strategic transactions, more in line with market practices.

Dennis Okhuijsen:

On France, I think the pricing strategy for France, I guess, for 2018, I guess is twofold. One, I think we have indicated that we will be not taking any price increases in France for 2018, which clearly will underpin our low return target. On the other side, I think we are going to be charging our customers that want to have access, our new customers that want to have access to the premium content, including the new Champions League that will come online in the summer, we will be charging additional fees to them, which clearly will also underpin additional premium TV revenue in France.

Your question with respect to 2016, we have provided today, I think, the reconciliation between old and new perimeters for 2017, but we are committed, I think, in the weeks to come to provide a data book that will also include 2016.

Nicolas Cote-Colisson:

Okay. Thank you.

Operator:

Your next question comes from the line of Jan Flickerman (phon) from Acon (phon). Please go ahead, your line is open.

Jan Flickerman:

Good morning. Thank you for this presentation with the decisive measures. I have, basically, three questions on France which are somewhat related. Could you give an update on the reorganization you are executing, I think it’s still not finalized, and whether you have the new operational managers and all of that in place? Two, I was, two months ago, trying to find the content you have available, but it was somewhat difficult because I don’t have an address in France, but could you update on the availability of your content, for example, the Discovery content you purchased, and when will all content be online? The third question will be what is your market share on the new contracts with broadband and content, so your multiple play contracts?

Dennis Okhuijsen:

Fair questions, thanks. I think, you know, we are at the very final stage, I think, of the voluntarily departure program, is almost finally executed, so most of the employees have left Altice France at this point in time. I think on the management level, I think we have reorganized the management level in the last two months and already, the last two months, it has been—the French plan is being executed under the leadership with Armando and Patrick and Alain Weill, but also the second-tier Management Team, in terms of the head of B2B, B2C and wholesale, have been in place. I think, you know, we are very pleased with that team, and we’re also very pleased with the focus and the refocus of that team on the operational turnaround in France.

I think on the content side, I think we have—clearly, we have acquired a lot of content. I think in the appendix, there is a breakdown of the content that we have. I think all of the content that you see on the slide is available today, except for the Champions League, that will only become online in August 2018. As you know, these are three-year contracts that we have signed on the Champions League and the Europa League, that content will only become available in August 2018, but the rest of the content is available today.

On the market share on broadband, I think we are seeing very strong gross sales with respect to the services that we are providing to the market. So, we are actually selling more than our natural market share with respect to broadband or triple-play packages, or for that matter mobile offerings, into the French market, so the gross sales are very strong. As we indicated before, you know, for us, it’s really managing the churn to a more moderate level, that would translate into better net adds and better net KPI performance, and I think that by addressing the customer service issue and by managing the processes around the customer lifecycle, we will be able to reduce churn, so that more of the gross sales will translate into net add performance in our B2C unit.

Jan Flickerman:

Excellent, helps me a lot. Thank you.

Operator:

Your next question comes from the line of Josh Evans from New Street Research. Please go ahead, your line is open.

Russell:

Oh, hello, it’s actually Russell. I was wondering, the new guidance of €1.6 billion to €1.7 billion for operating free cash flow, could you translate that onto the old perimeter basis, please? Thank you.

Dennis Okhuijsen:

Yes, I think we have not made the reconciliation between the old perimeter and the new perimeter. I think what we have provided in the appendix is revenue and EBITDA for the old and the new perimeter, so you can see what the different components are and what are the reconciling items in France are with respect to the guidance. Remember, the new perimeter in France includes FOT, includes ATS France and includes Intelcia, and you will see in the appendix what the numbers for these units are, and I think you will also see what content is sitting in Altice Pay TV for the years ‘16, ‘17 and ‘18, and onwards. I think we’ve provided the breakdowns of that, as well. Clearly, the content is increasing in 2018, as the Champions League contract is coming live, I think, in the summer. So, you can see what the trends would be by doing the math on that basis.

Russell:

But is it fair to say there’s a new revenue-share agreement, so therefore the basis has changed completely, really?  I mean, we can’t look at the old trends and work out, because—yes, because there’s going to be a new agreement that’s going to affect the composition of the operating free cash flow, you know, unless we know the exact terms of that.

Dennis Okhuijsen:

Yes, I think on a historic basis, I think there has been very little pay TV revenue in France. So, it’s been predominantly an increase in costs with respect to the pay TV activities that were sitting in the France old perimeter. Like I said, you know, we are still keeping—€300 million of that costs is sitting in the French perimeter, and that you can see how much costs is effectively residing and is committed in the Altice Pay TV unit. So, you could add that back, I guess, to France to come up with the number, what the costs would have been including all that content expense that is now sitting in the Altice Pay TV unit.

Russell:

Okay, and sorry, just to follow-up then, that €300 million of costs that’s staying on Pay TV, is that related directly to the costs that’s laid out in the appendix, or is it other (inaudible)?

Dennis Okhuijsen:

No, it’s only a small portion and sits around the minimum guarantee of the €300 million. A smaller portion of the €300 million is the minimum guarantee that SFR has to the Pay TV unit, but most of the €300 million is just the legacy, non-premium content business that was already in place pre 2016, and this, we think, is also the comparable number vis-à-vis the other telecom operators in the market that have not invested in premium pay TV, they also have this type of cost base.

Russell:

Got it, thank you, clear.

Operator:

Your next question comes from the line Lewis Citron (phon) from Ark (phon) Research. Please go ahead, your line is open.

Lewis Citron:

Hi, and thanks for taking my questions. I had one small one just on the stake that Next has in Altice NV, which will become Altice Europe. It was 60% in your Q3 reporting and now it’s 52%. I was just wondering if you could walk us through this change. Then, I was wondering about the fact that now the Pay TV entity is in its own silo, does it impact the Pay TV strategy, and also your ability to bid for legal and rights whenever those come around, when the auction wheel starts? Thank you very much.

Dennis Okhuijsen:

I think, maybe to start with the second question on the Pay TV strategy, I think we are clearly revising our strategy, to the extent that we are now much more focused to proactively monetize the assets over a larger audience by also making partnership or doing wholesale arrangements, and we’re more going to be operating our premium content business more alongside some of the more classic models, rather than keeping the content exclusively available for our own customers and footprint. I think on (inaudible), I think it’s clearly premature to comment on that, although we are very firm, I guess, on our de-leveraging path, and our focus on the de-leveraging is a very strong commitment.

I think on the numbers for Next, I don’t have the numbers here that we have reported in the third quarter, but I think that Next clearly has been diluted, I guess, during the third quarter because we have acquired additional shares in SFR in exchange for Altice shares, so that has probably diluted the Next numbers down to the lower number you indicated.

Lewis Citron:

Okay. Thank you very much.

Operator:

Your next question comes from the line of Robert Jaeger from Société Générale. Please go ahead, your line is open.

Robert Jaeger:

Good morning. Thanks for hosting the call. Just on the new European Pay TV entity, can you just discuss the funding strategy for that, will it mainly be funded with inter-company loans from NV, and what do you think the cash outflows will be for 2018, and when might that entity break even on a cash flow basis?

Dennis Okhuijsen:

I think you can see—I think in the appendix of the presentation, you can see that for 2018 the committed cash content costs for this unit are €442 million for the year 2018. I think, like you said, the entity is going to be separately capitalized. I think we have allocated the remaining portion of the U.S. special dividend, the €275 million of cash, we have labelled to the Pay TV unit to fund partly this cost. I think you can also see that we are breaking the existing wholesale arrangement with France, which clearly has a very high minimum guarantee, to a more normalized minimum guarantee in a revenue-share model. As a result, France is paying the Pay TV unit a €300 million break fee in 2018. That will also be helpful in terms of funding. Then, clearly, we think we will have additional revenue, in any event, coming into the Altice Pay TV unit in 2018, that will also provide funding. So, with these kind of funding arrangements in place, I think we are certainly well positioned for 2018 and 2019, in terms of funding the Altice Pay TV setup.

Robert Jaeger:

Great. Okay, thank you.

Operator:

Your next question comes from the line of Frederic Boulain (phon) from Bank of America. Please go ahead, your line is open.

Frederic Boulain:

Hi. I would like to come back to the new disclosure on Europe. If I look at the appendix, Slide 35, you provided the EBITDA split. So, the France EBITDA is increased by around €100 million a quarter. In the last three quarters, you can see (inaudible) coming in, but can you describe the impact of the other Technical Services assets that you’re bringing on from an EBITDA or cap ex perspective? I know we’ve asked the question many times already on this call, but give us a sense of where your new guidance for new perimeter 1.6 to 1.7 compares to the former perimeter, that would be very helpful. Thank you very much.

Dennis Okhuijsen:

On the France EBITDA side, on the new perimeter, the Altice Technical Services France is around a €50 million EBITDA number, that is now sitting inside France vis-à-vis before at Altice International. Intelcia, which is Customer Care unit, that was previously sitting in Altice International and is now sitting in France, is around a €20 million EBITDA number that got transferred. So, I think those are the major changes on the business segment that you have to factor into account to get from the old to the new perimeter on Slide 35.

Then, your second question on the guidance, I guess, for the 1.6 to 1.7, I think, you know, we are not providing the bridge on that today, because on a go-forward basis, I think we will be reporting on the new perimeter. I think we’ve laid out here the difference between the old and the new perimeter by quarter for ‘16, for ‘17, and we will be providing a data book shortly which also will comprise ‘16, that makes this even more clear.

Frederic Boulain:

Okay. Thank you.

Operator:

Your next question comes from the line of Konrad Zomer from ABN AMRO. Please go ahead, your line is open.

Konrad Zomer:

Hi, good morning, gentlemen. I have one question on the de-leveraging of the balance sheet. The whole idea of this spin-off doesn’t necessarily reduce the leverage because of the spin-off, but can you maybe indicate how much quicker the de-leveraging of the balance sheet of the NV will be now that you can fully focus on the European business and have a Management Team that might be more accountable?

Dennis Okhuijsen:

It’s a fair question. I think, you know, DR (inaudible), I guess, are de-leveraging in Europe as part of the spin transaction, as we are receiving a €900 million cash dividend coming into the Altice NV, or the new Altice Europe, so there is some de-leveraging as a result of the dividend. I think the spin in itself of the U.S. shares is clearly leverage neutral, but we think by going back to the basics here and simplifying the organizational setup, having dedicated Management Teams in place across now U.S. and Europe, so people at the corporate level are no longer distracted overseeing two units, but there is very specific Management Teams in place now in the U.S. and Europe, we think that will refocus the efforts on the operational performance, and we’re going back to the basics, so we’re no longer going to be spending time on rebranding projects or other business development projects. I think we’re really focused on the basics of the business. In France and Portugal, that clearly sits around improving the customer lifecycle and improving the customer experience, that has our sole focus at this point.

Konrad Zomer:

Mm-hmm, and just as a quick follow-up, do you think it might improve the focus on France even more if you, as a Management Team, would not have to be thinking about developments in Israel and Portugal?

Dennis Okhuijsen:

Yes, I think we are clearly equipped, I guess, to oversee more than just France. I think the fact that right now we are no longer, I guess, supervising some of the business units on the Technical Services and content and Customer Care side, as they have been more folded in the respective countries, that is clearly simplifying the organizational setup. That is also making much more clear what the end-to-end economics are of every country and investment and economics of every subscriber are. So, we think that it is easier, clearly, to manage. Now, I think the team is clearly spending a disproportionate amount of time on France, as it is by far the largest asset in Europe, but I think, you know, the Altice model and the focus is quite similar, I think, with respect to Portugal. I think Israel is probably already a pretty efficient business, I guess, in terms of operational KPIs, how we see it. Israel has been already quite a bit efficient, if you look at all the KPI statistics. So, the turnaround in Israel is clearly not so much in focus as it is in France and Portugal at this point.

Konrad Zomer:

Okay. Thank you very much.

Operator:

Your next question comes from the line of Emmet Kelly from Morgan Stanley. Please go ahead, your line is open.

Emmet Kelly:

Yes, good morning, everyone, and thank you for taking my questions. I have two questions, please. The first question is just on the net debt at SFR. I think back in September you reported net debt of, I think it was €15.5 billion for your Q3 results, and today’s slides show net debt is going up to €15.8 billion. I guess this is due to adding some debt from, I guess, the French Overseas Territories and maybe Altice Technical Services, due to the change in perimeter. Dennis, can you maybe walk us through what these businesses are contributing?

My second question is, coming back to the revenue growth number for Q4, you mentioned it’s around minus 7% in France, does this figure include an initial impact from the VAT adjustment, and maybe you could just say how do you think this top line growth rate is going to evolve in 2018? Should we see that number improve as we hit the second half of the year due to the better KPIs? Thank you.

Dennis Okhuijsen:

On the net debt, it is true that Altice France’s net debt goes up by around €5 million, and that is because it’s effectively buying the French Overseas Territories, the Altice Technical Services, and the Intelcia business from Altice International. I just gave, I think, the EBITDA numbers already for ATS France and Intelcia. I think the Overseas Territories is around the €70 million EBITDA number. So, France is effectively paying €500 million, I guess, to Altice International to settle these inter-company trades.

I think the guidance for the fourth quarter, or the year guidance of minus 2%, does not include any VAT impact. We still have the benefit of the VAT in the whole numbers for 2018. I think we will also continue to have the benefit, as the law has been adjusted. In the first two months of 2018, we’re also still expecting to have the benefit of the VAT, and then it will no longer be there. So, we think the impact of the VAT in 2018 is just under €200 million. As a result, that will be clearly hitting the top line in 2018.

I don’t think we’re giving guidance for 2018 revenue trends. I think will have a further update, I guess, on our European business and the guidance overall for that when we report our year end numbers in early March. I think we did say already in the call, on the back of our Q3 results, that we are now focused on improving the KPIs in France, and as a result, the delivery of our business plan in France is probably pushed out one year in terms of seeing the financial benefits of the KPI improvements.

Emmet Kelly:

Great. Thank you very much.

Operator:

Your next question comes from the line Sadiq Kahana (phon) from Deutsche Bank London. Please go ahead, your line is open.

Sadiq Kahana:

Hi, good morning, everyone. I have two—

Operator:

Sadiq, will you please press star, one on your telephone keypad? Please go ahead, your line is open.

Sadiq Kahana:

Hi, good morning. A couple questions for me. The first one is with regards to the revenue-share agreement which you have on premium content. Could you give us a little bit of clarity as to what the economics between SFR and the new unit would be? Then, the second point would be just a point of clarification. I think, Dennis, you mentioned that there would be de-leveraging in Europe on the back of the dividend that’s received from the U.S. So, I just wanted to know if you could explain how that works, because I was expecting the NV, I think, after the release, most of it’s going to pay the NV Corporate facility. Then, the third question, with regards to the acquisition of FOT, ATS and Intelcia, is €500 million the total consideration that’s being paid, and how much was actually for paid ATS and Intelcia at the time originally, please? Thank you very much.

Dennis Okhuijsen:

Okay, on the revenue side, I think, you know, we have around a €300 million content expense still residing in France, I guess, post the split. A large portion of that sits—is the historic, I guess, legacy content that was already there on the non-premium basis. There is a more modest minimum guarantee for 2018, and you should be probably thinking around more the €50 million area number that is the minimum guarantee for about half a season, I guess, in 2018, that is embedded in that number, that is going over to the Pay TV unit on the minimum guarantee basis, and then there is still a more classic revenue share based on the revenue that is generated selling the Altice Pay TV channels, I think, to the French consumers, but as the Champions League becomes online, we are probably not expecting to receive much more than the minimum guarantee to start up with in ‘18, and as you build up the subscriber base around this content, that revenue share will be more meaningful post 2018.

I think on the de-leveraging, you know, we are de-leveraging Europe, I guess, by €900 million. It’s fair that you say €625 million is allocated to repayment of the Corporate facility, but we are also allocating €275 million to funding the Pay TV business, which no longer needs to be funded by the European restricted group. So, in itself, I guess that is enhancing the performance and the leverage in that side of the equation.

I think the acquisition multiples, if you work out the acquisition multiples for FOT, Intelcia and ATS, are around 5.5 times EBITDA, is the EBITDA multiple, I think, for the acquisitions, which is not very dissimilar, I think, from the historic transaction values.

Sadiq Kahana:

Okay, sorry, just clarify, what’s the total cash out that’s going to be for all three of them?

Dennis Okhuijsen:

The total consideration is €500 million that France is paying to Altice International for all three.

Sadiq Kahana:

Okay. Thank you.

Operator:

I will now turn the call over to the presenters for closing remarks.

Dennis Okhuijsen:

Thanks, everybody, for joining on such short notice. We are clearly very dedicated and available for follow-up questions between the U.S. and the European Teams, as well as our Investor Relations efforts, and we’re looking forward to catch up with you in person. Thank you.

Dennis Goei:

Thank you.

Operator:

This does conclude today’s call. Thank you for your participation. You may now disconnect.

* * *

Altice

Altice U.S./North America Analyst and Investor Conference Call

January 8, 2018

Altice — Altice U.S./North America Analyst and Investor Conference Call, January 8, 2018

C O R P O R A T E   P A R T I C I P A N T S

Nick Brown, Head of Investor Relations Altice N.V.

Dexter Goei, Chief Executive Officer, Altice USA; Chief Operating Officer, Altice N.V.

Dennis Okhuljsen, Chief Financial Officer, Altice N.V.; CEO, Altice Europe

C O N F E R E N C E   C A L L   P A R T I C I P A N T S

Philip Cusick, JPMorgan

Jonathan Chaplin, New Street Research

Ben Swinburne, Morgan Stanley

Bryan Kraft, Deutsche Bank

Craig Moffet, MoffettNathanson LLC

Kannan Venkateshwar, Barclays

Steven Bashairn, Raymond James

Marci Ryvicker, Wells Fargo

P R E S E N T A T I O N

Operator:

Good evening. My name is Krista and I will be your Conference Operator today. At this time, I would like to welcome everyone to the Altice U.S. Analyst and Investor Conference Call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session. If you would like to ask a question during that time, simply press star, then the number one on your telephone keypad. If you would like to withdraw your question, press the pound key.

I would now like to turn the call over to your host, Mr. Nick Brown from Investor Relations. You may begin.

Nick Brown:

Hi, everyone. Welcome to our call to discuss the reorganization that we’ve announced this evening. I have with me here Dexter Goei, CEO of U.S.A. and COO of Altice N.V.; and Dennis Okhuljsen, CFO of

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262    1-604-929-1352    www.viavid.com

1

Altice N.V. and CEO of Altice Europe. I’ll just hand over now. We’ll go through some of the key points from the announcement and then we’ll be open to Q&A afterwards.

With that, it’s my pleasure to hand over to Dexter.

Dexter Goei:

Thanks, Nick. Hello, everyone, and thank you for joining us at such short notice and thank you for our European colleagues for being up so late. I want to just quickly just jump into the presentation which hopefully you will have in front of you.

If I jump to Page 3, just talk through the proposed transaction, which will separate Altice U.S.A. from Altice N.V., resulting in two independent groups. Altice N.V. will then be renamed Altice Europe. Firstly, Altice Europe, which represents about 65% of Altice’s revenues before the separation, it will comprise essentially all of the operations outside of the U.S., including Altice France, Altice International and the newly-formed subsidiary, Altice Pay TV, where we will regroup all of our pay TV assets. Secondly, Altice U.S.A., the listed group that exists today and represents approximately 35% of Altice’s revenues prior to the separation… In addition, Altice Technical Services U.S., which is currently part of Altice Europe, will be moved over to Altice U.S.A.

Moving over to Slide 5, the transaction technically is a distribution in kind or spinoff of Altice U.S.A. shares owned Altice N.V. to the shareholders of Altice N.V. It will lead to a complete separation of the two groups. Next will remain a controlling shareholder of both Altice N.V. and Altice U.S.A. with a commitment to long-term ownership.

Prior to the separation, Altice U.S.A. will distribute a special dividend in cash of $1.5 billion. This dividend is conditional upon the complete of the spinoff which is expected in Q2 2018. The Board of Altice N.V. has already approved the transaction which is still subject to the approval of the Altice N.V. shareholders requiring a two-thirds majority at an EGM.

Next is entitled to vote at the EGM and holds, together with parties in concert, 68.8% of voting rights and to undertake into vote in favor of the transaction. There are various regulatory approvals required and a prospectus needs to be approved by the stock market authorities in the U.S. and The Netherlands.

Moving over to Slide 6, Altice Europe and Altice U.S.A. represents two long-term investment opportunities with their own equity stories characterized by very different market dynamics, strategies and underlying regulatory regimes. The separation of Management Teams for Altice Europe and Altice U.S.A. will enable them to solely focus on their markets and be benchmarked against their execution under the control of Altice Founder, Patrick Drahi.

Importantly, the separation will significantly simplify the way each group operates with streamlined responsibilities and decision-making processes which will add significant value. At the same time, the financial structure of the group will be clearer without any ambiguity about capital allocation between Europe and the U.S. Altice Europe and Altice U.S.A., as separate entities, will become much more transparent in terms of operating and financial performance with investors, having a clear picture on the unique value creation and drivers of each business.

Finally, the separation will allow each business to maintain its balance sheet strength, characterized by long-term capital structures without meaningful near-term maturities, strong liquidity and a clear path to deleveraging. Together, the transaction will bring significant benefit to all stakeholders, including customers, employees, debt and equity investors.

2

Just turning to Slide 7, Altice N.V. will distribute 495 million shares of Altice U.S.A. for a 67.2% interest to the Altice N.V. shareholders. Every Altice N.V. shareholder will have the option to choose between A-shares or B-shares. However, there will be an overall cap such that B-shares will represent, in the end, a maximum of 50% of the total shares distributed. If the request for B-shares is above the cap, there will be a pro rata reduction. Next will elect to receive only B-shares. The A and B-shares characteristics remain as they are today. In particular, B-shares will remain unlisted but can be converted freely into A-shares at shareholders’ request afterwards. B-shares will not represent more than 34% of the share capital as a result of the overall cap.

Each of Altice Europe and Altice U.S.A. will maintain its corresponding debt silos and all instruments will remain in place at the same terms and existing revolving facilities are fully available. Of the $1.5 billion dividend of Altice U.S.A., Altice N.V. will receive about €900 million, of which €625 million will be used to repay part of the Altice corporate financing facility.

On Slide 8 shows a simplified ownership structure of Altice Europe and Altice U.S.A. post separation. On the left, for Altice Europe, the transaction does not impact the shareholding structure of Altice N.V. Next, together with some parties in concert, continues to own 52.2% of the economics and 68.8% of the voting rights. All three segments of Altice Europe are 100% owned Altice France, Altice International and Altice Pay TV.

On the right, as you can see on Altice U.S.A., Next, together with some parties in concert, will own 43% of the economics. The percentage of voting rights will depend on the election between A- and B-shares. Next, in concert, will have between 51.2% and 93.7% of the voting rights. The free float will increase the 42.4% post-transaction, with voting rights between 4.7% and 47.2%, depending on the election between A- and B-shares.

On Slide 9 provides some details of the Altice U.S.A. ownership. On the left is the ownership of Altice U.S.A. today. Besides Altice N.V. that owns 67.2% of the share capital, A4 and Uppernext are entities controlled by Patrick Drahi and Holding LP is a profit-sharing scheme whose underlying economic interest is split between the Altice N.V. and the Management of Altice U.S.A. The sponsors, BC Partners and CPPIB, own 14.6% of the capital with the remainder being free float.

On the right, as you can see, Altice U.S.A. post-separation, Next will be in concert with various parties, the ANV shareholders (i.e., the existing Concert at Altice N.V. level), A4 and Uppernext Holding LP and some U.S. top managers. This group defined as the AT U.S. Next Concert will own between 51.2% and 93.7% of the voting rights, depending on the election of A- and B-shares by the public minority. A-shares will represent a minimum of 72% of the free float, so a vast majority of the trading will be directed to A-shares so there will be access to more liquid class of shares.

On Slide 10 for the expected separation timetable, we expect the separation to be effective in Q2 2018. As mentioned before, there will be a special dividend payment from Altice U.S.A. to its shareholders before the shares are distributed and the separation is effective. There are effectively two tracks which will run in parallel. One track is related to the U.S. regulatory approvals triggered by the change in the Company’s shareholding. We currently don’t expect the regulatory approvals to take more than four months. The second track below is the approval of the separation by Altice N.V. shareholders. It will require a filing of a prospectus in the Netherlands and an S-1 Form in the U.S. Once the prospectus is approved in the U.S., the Company will call for an EGM to vote on the transaction—sorry, the prospectus is both in the Netherlands and in the U.S.

Now, I will hand it over to Dennis who will talk through Altice Europe in more detail.

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Dennis Okhuljsen:

Thanks, Dexter. I will go through Altice Europe and then Dexter will come back to discuss Altice U.S.A. in more detail.

I think we’re on Slide 12. At the core of Altice Europe’s strategy is a return to revenue growth, profitability and cash flow growth as a result of deleveraging. Altice Europe has a unique asset base. It’s a fully converged fixed/mobile operator in each market, full consumer and business services provide across all markets and a number one or two position in each market with nationwide coverage across all markets, and fiber and mobile network leadership with a strong investment commitment.

Overall, Altice Europe has tremendous opportunities as we deliver on our operational aspirations around much improved customer service and monetizing our premium infrastructure and content assets.

Slide 12 sets out our plan for Altice Europe. The operational and financial turnaround in France and Portugal under the leadership of the new local Management Team is at the core of our plans. We want to optimize the performance in each market with a particular focus on customer services. We will continue to invest in best-in-class infrastructure with Altice Europe’s market position, and we plan to monetize our content investments through various pay TV models and grow advertising revenue. In parallel, we have a clear plan to further strengthen our long-term balance sheet position as we execute on our non-core asset disposal program.

As announced, Altice Europe will be managed by a distinct Management Team focused solely on the performance in its markets. Slide 14 highlights our new Management structure. The Altice Europe Management Team will be led by myself and the Management Team reporting to me will be Armando Pereira as COO, Burkhard Koep as CFO, Alain Weill as Chairman and CEO of SFR, as well as the CEOs for Portugal, Israel and the Dominican Republic. Patrick Drahi, as President of Altice Europe Board, will set out the strategic operational, commercial and technological agenda for Altice Europe, and will oversee its execution with particular focus on the SFR Group.

Overall, the new Management setup at Altice Europe will allow us to focus entirely on delivering the European strategy on the basis of the fundamental Altice model.

Moving to Slide 15, in order to increase the accountability and transparency, Altice Europe will be structured in three distinct operating units with new perimeters. The first unit, Altice France, will include SFR Telecom, SFR Media, the French Overseas Territories, Altice Technical Services France and Intelcia Customer Services. The second unit, Altice International, will include MEO in Portugal, HOT in Israel, Altice Dominican Republic, Teads, and ATS non-France. The third unit, Altice Pay TV, is the new unit that will include the Altice Content division, major sports rights, including Champions League and English Premier League, and other premium content rights, like Discovery and NBC Universal. As you will see, we will integrate, in parallel, Altice Support Service businesses into their respective markets.

Altice’s newly-formed Pay TV subsidiary will bundle Altice Europe’s premium content activities into one separately funded operating unit with its own P&L. The new Altice France perimeter will allow investors to better assess the underlying performance of Altice France. Lastly, the new perimeter for Altice Europe will exclude Altice N.V. international wholesale voice business which will be separately sold.

Moving to Slide 16, at Altice Europe, although revenues have been relatively stable year-to-date, we have seen a year-over-year deterioration in both France and Portugal in Q3, notably as a result of mismanaged race events in both countries. As already communicated during our Q3 ‘17 results presentation, revenues amounted to €11 billion year-to-date Q3 2017, flat versus 2016. Adjusted EBITDA amounted to €4.3 billion year-to-date Q3 2017, versus €4.4 billion in the same period 2016. However, isolating for Pay TV start-up costs, underlying telecom business reported €4.5 billion of EBITDA in year-to-date Q3 2017, in

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line with 2016 levels. Cap ex remained also at the same level as last year, reaching €2.3 billion year-to-date Q3 2017.

As mentioned before, at the core of Altice Europe’s strategy is a return to revenue profitability and cash flow growth. Our focus now is clearly solely on execution. We have specific action plans, which we will detail hereafter, to return these businesses to growth as we are addressing all the areas where we have been at a competitive disadvantage and losing customers. Note that there are details of Altice Europe’s financials on the new perimeter compared to the old perimeter in the appendix of this presentation.

We set our plans for France on Slide 17. France represents the most important business within Altice Europe given its size and relative contribution. We are very clear on what needs to be done at Altice France to get back to growth. Simply, we need to get back to Altice basics and the fundamental Altice mobile. Our strategy “Always The Same” is threefold: one, focus KPIs to grow customer base; two, monetize content with premium subscribers; and three, invest in and maintain the best network quality and coverage on fixed and mobile. In delivering this strategy, we know we will ultimately generate best-in-class growth in revenue, EBITDA and operational cash flow.

Moving to Slide 18 and the new perimeter for France, we believe this will increase transparency and will allow investors to better assess the underlying performance of Altice France. In order to facilitate the comparison with previously communicated figures, we present on this slide the last 12 months Q3 2017 figures for Altice France on both the old and new perimeter.

On the basis of the new perimeter, revenues reached €7.9 billion last 12 months Q3 2017 from €11 billion for the same period ‘16. Operating free cash flow reached €1.8 billion last 12 months Q3 of 2017 versus €1.7 billion in the similar period in ‘16. We anticipate for 2018 operating free cash flow in the €1.6 billion to €1.7 billion range, a decrease versus the 2017 level and mainly attributable to the impact from the VAT law change of €200 million in France. This number includes circa €300 million of pay TV content expense remaining in France in 2018 after this reorganization. If you look at the old perimeter, operating free cash flow in 2017 was impacted by content investment and peak cap ex investment in 2017. Revenue for the full year 2017 declined to about 2% with a revenue drag in Q4 2017 from B2B and low margin wholesale and equipment revenue decline.

Moving to our newly-formed Pay TV division on Slide 19. We will form a separate Pay TV division to bundle all our rights and businesses in one group with its own P&L, cash to maximize monetization through flexible models. Content continues to be a key differentiator in our markets. As part of this, Altice France will transfer contracts and assets to Altice Pay TV and become a new wholesale customer of Altice Pay TV, entering into a new revenue-sharing contract with Altice Pay TV at a significantly reduced annual minimum guarantee. Altice France will continue to distribute premium TV content to its customers, including SFR Sports and Altice Studio channels.

Altice Pay TV’s plan is the following: one, in a very short period of time, we have accumulated highly valuable and unique sports and locally produced content in France and our other key markets. Our entry into pay TV has been very successful. The viewership generated by this unique content is growing very fast, particularly by our communication business. We are now taking the business to the next stage by pushing revenue streams besides our own telephone business via OTT, wholesale and other partnerships. Such partnerships will also help reducing content cost. Our businesses model is highly competitive versus Netflix and other international OTT platforms given our pay TV, telephone synergies and the unique non-replicable nature of our content. Note that we’ve given a full breakdown of the cost schedule for the content price within Altice Pay TV in the appendix.

Moving to Altice Europe’s other business on Slide 20 and our plans here. Portugal is in a very strong position to address its recent underperformance. Under the new local leadership, MEO continues to

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differentiate itself based on the best fully converged asset base in the market, the most comprehensive spectrum of services and the most qualified workforce. We are already seeing the first signs of operational improvements. MEO remains highly committed to the Media Capital acquisition, which we will benefit the entire Portugal market and consumers in particular. Israel continues to perform strongly in the market and is seeing good growth momentum. Lastly, Altice Dominican Republic, which is undergoing a strategic review, benefits from a strong position in an attractive market. The Tricom/Altice Dominican merger has been approved and is expected to be completed this month. Two thousand eighteen will be a year of refocused investments in mobile to address some of the local market dynamics there.

Slide 21 provides an overview of the European pro forma capital structure. Altice Europe will include the separate Altice France and Altice International debt silos, the Altice Luxembourg SA HoldCo, Altice Corporate Financing and a separate new Altice Pay TV silo. All existing instruments will remain in place at the same terms. (Inaudible) to the proposed spinoff of Altice U.S.A., Altice Europe will use €625 million of its €900 million proceeds from the Altice U.S.A. special dividend to prepay the Altice Corporate Financing facility and repaying about €275 million on balance sheet. As part of the reorganization of Altice Europe, €550 million will be paid by Altice France to Altice International as consideration for the acquisition of the French Overseas Territories and the transfer of the Support Service businesses. Separately, Altice France will pay a €300 million break fee in 2018 to Altice Pay TV in conjunction with restructuring the French wholesale contract. Pro forma for the dividend received from Altice U.S.A., the reorganization and the signed M&A transactions, Altice Europe’s net debt position would have been approximately €31 billion as of the end of Q3 2017 and pro forma net leverage as of Q3 2017 was 5.4 times on the last 12 months EBITDA.

Slide 22 sets out the maturity profile for Altice Europe. Pro forma capital structure, there are no major maturities at SFR until 2022 and no major maturities at Altice International until 2023. The now-reduced Altice corporate facility matures in 2021. As in the past, we will look to proactively manage our balance sheet.

Just to highlight a few incremental points on our pro forma European balance sheet on Slide 23, in terms of long-dated maturities, the weighted average life is 6.6 years with a weighted average cost of the debt of 5.5%. In terms of liquidity position, we are very strong at €3.1 billion, which will be even further strengthened on the back of our planned non-core asset disposal program.

Moving to Slide 24, we have a clear path to deliver our balance sheet and bring financial leverage to our target of four times net debt to EBITDA. Central to this deleveraging plan is the operational and financial turnaround in France and the return to revenue growth, profitability and cash flow growth. In addition, Altice Europe is advancing its potential disposal program of non-core assets. We will update the investors in due course as we execute on this program. Together with the €900 million dividend proceeds from Altice U.S.A., the successful conclusion of this disposal program, would result in meaningful deleveraging of Altice Europe, while substantially enhancing Altice Europe’s already strong liquidity profile. Altice Europe will remain highly disciplined and will not pursue any meaningful standalone M&A opportunities and will use excess cash flow to reduce its indebtedness position.

With that, I’m going to hand it over to Dexter.

Dexter Goei:

Thank you, Dennis. Just quickly, to go through some of the Altice U.S.A. business strategy slide in the deck. On Page 26, just to reiterate what the focus is, is really no change whatsoever, but to complete the implementation of op ex efficiencies; the focus on KPIs to improve revenue growth and the full scale deployment of Altice One and fiber buildout with MVNO to come in the late part of 2018; very much focused on generating best-in-class growth in revenue, EBITDA and operating free cash flow.

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From a capital market consideration standpoint, things to highlight. Obviously the special dividend of $1.5 billion; the free float of Altice U.S.A. A-shares will increase from 10% to 42%; the authorized share repurchase program of $2 billion will be put in place. We will reiterate new leverage target of 4.5 to 5 times net debt to EBITDA, reduced from 5 to 5.5 times; continue to reiterate and focus on efficiency targets. The fiber deployment and new MVNO network investments within the historical cap ex envelope is reiterated.

On Page 28, business as usual from a Management Team standpoint. Patrick will formally take the Chairman of the U.S. title; Armando will be an advisor to the Board on all operations. But these are no changes whatsoever relative to how we operate today. I will solely be focused on the U.S. operations with Hakim and Charlie as our Co-Presidents as they are today.

On Page 29, just a reiteration of our margin progression and our focus on continuing trying to deliver substantial improvements in margins and free cash flow, along with our top line revenue growth.

Moving on to Page 30 to talk about the rapid deleveraging and maturity and liquidity analysis. Currently, there’s a weighted average life of six years for the maturity, a weighted average cost of debt of 6.2%. To just reiterate, there are no material maturities at SuddenLink until 2020, and near-term maturities at Optimum are covered by the $2.3 billion revolving credit facility. There remains $1.3 billion of available liquidity at Altice U.S.A.

On the right-hand side you can see the bar charts. As of Q3, Optimum was levered 5.6 times; pro forma for the $1.5 billion dividend that will increase to 6.1 times as of Q3 2017. On the Altice U.S.A. side, the 5.4 times that we currently are levered as of Q3 2017 will rise to 5.8 times pro forma for the $1.5 billion dividend.

On Page 31, just to give you more numbers. On the pro forma and debt capital structure, the growth debt number will go up to $23.2 billion on a consolidated basis; $22.7 million on a net debt basis; and the affected Cablevision/Optimum silo will go up to $16.5 billion on a gross debt prospective, $16.3 billion on a net debt basis.

Finally, on Page 32, just the Altice U.S.A. debt maturity profile. As you can see, no material maturities until 2020, even 2021, are here.

With that, I think we can open it up to Q&A.

Operator:

If you would like to ask a question, please press star, then the number one on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster.

Your first question comes from the line of Philip Cusick from JPMorgan. Please go ahead. Your line is open.

Philip Cusick:

Thanks, guys. I think this is great. A couple of, if I can, quick. Maybe Dexter first. May be pushing it, but can you give us any update on the U.S. 4Q performance or your comfort in terms of where consensus is. Maybe a little more likely, how do you come to the $1.5 billion dividend? Why not do more there? Same question on the 4.5 to 5 turns leverage. Thank you.

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Dexter Goei:

Yes. Listen, on Q4, I think we’re comfortable with where consensus is. I think you did see that we had announcements on an agreement with TiVo, which has impacted some of our op ex in fourth quarter of 2017, which is a little unexpected. It’s not a material amount but that’s it. Relative to—I’m sorry, your second part of your question, Phil?

Philip Cusick:

How do you come to the $1.5 billion dividend? Why not do more? How do you come to the 4.5 to 5 turns of new leverage target? Thanks.

Dexter Goei:

Yes. Listen, I think on the dividend side, this was an active dialogue between the Altice U.S.A. Board and the Altice N.V. Board as to what was a number that made sense. You’re right, it could end up—it could have been $1 billion, it could have been $2 billion, but I think we settled around $1.5 billion. It continued to reinforce all the liquidity needs over at Altice Europe. Even if they did not do any divestitures, there were no issues from a liquidity standpoint and then some with the proper amount of cushion. It allowed for significant paydown of the Altice Corporate Financing facility as well. That was just the number that we were comfortable with and we thought also that the capital markets would be comfortable with at the Altice U.S.A. side as we relevered ourselves briefly sometime before the close of the transaction.

I think, in terms of the leverage target, I think we have been listening to our stakeholders and our investors who continuously were highlighting that our leverage target were higher than our peers and so we listened carefully and decided to take it down. Obviously we continue to generate, in our view, much better free cash flow yields here, and so we’re comfortable with leverage and we’re comfortable with the leverage targets that we had previously, but I think this was something that we were willing to concede to our investors that they wanted us to be less levered.

Philip Cusick:

Thanks, Dexter.

Operator:

Your next question comes from the line of Jonathan Chaplin from New Street Research. Please go ahead. Your line is open.

Jonathan Chaplin:

Thanks. Two quick questions. Firstly, the folding ATS U.S. back into the U.S. business, what is the impact on cost and margins in the U.S.? I guess trying to sort of isolate what the profit margin was in that business before. Secondly, more of a request than a question. Can we keep Nick Brown in the U.S. and have MDs find somebody else to do IR over there?

Dexter Goei:

I’ll answer the first one. I’m not sure about the second one. That’s an active debate. On the first one, listen, as we were—as we’ve spoken about relatively publicly out there, the ATS business was a start-up business in the second quarter of last year, was negative in the second quarter as a start-up naturally is; was slightly negative in Q3 and we expect it to be positive in Q4 onwards.

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From a free cash flow perspective, it was positive in Q3 already. The EBITDA minus cap ex was positive at ATS. This for us is a bringing back into a business that is producing positive free cash flow for the business. I think the circa Q3 impact on EBITDA would have been $8 million of a loss, but plus slightly a million or so on the EBITDA minus cap ex side in Q3. Then in Q4 we anticipate that to improve from an EBITDA minus cap ex standpoint and going into 2018.

Jonathan Chaplin:

Basically, folding it back in boosts what 2018 free cash flow would have been so it’s a net positive?

Dexter Goei:

Yes.

Jonathan Chaplin:

Dexter, I guess my follow-up question would be, what do you lose in terms of the sort of the consolidated purchasing benefits that you were looking for when you set ATS up in the first place?

Dexter Goei:

Well, it’s interesting. It’s a very good question. Our view on ATS is that, even though it will become a wholly-owned subsidiary of AT U.S., we definitely want to continue to run it as if it was a third party supplier. The attention and the benefits that we’ve received in terms of efficiencies and performance have been material, and so the way we’re organizing ourselves to host them back within is to effectively leave them as an existing separate business. You’ll see it consolidated in our accounts but in terms of how we operate that business, it’ll be run as if it was a separate business today. We use the analogy of the difference between a spring cleaning and a move out of house. The creation of ATS was a move and it created tremendous amount of synergies and we started seeing that in Q3 and Q4 of this year and we expect to see material numbers coming out of it in 2018. But the reality of it is the complexity of the organization lends itself to bringing it back in-house from a consolidation standpoint but from an operation standpoint we’re going to keep it completely separate given that the move has been made and we’ve been reaping the benefits of that.

Jonathan Chaplin:

Got it. Okay, thank you.

Operator:

Your next question comes from the line of Ben Swinburne from Morgan Stanley. Please go ahead. Your line is open.

Ben Swinburne:

Hey, good evening, guys. A couple of questions for you, Dexter. Maybe first on governance. Is there any change to the rights that the B shareholders and the A shareholders will have in U.S. post-distribution? Any change to the governance sort of attributes of each share class that we should be thinking about?

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Dexter Goei:

No, none. It’s just that the Bs will not be listed.

Ben Swinburne:

Got you. Then, you mentioned in your prepared remarks more transparency as a result of this transaction. I’m just wondering are you guys considering disclosing more on the Altice U.S. cable-front, if there’s some expense details or anything else as you move forward once this closes?

Dexter Goei:

Well, I don’t think we are there yet in terms of deciding, and frankly, I guess it all depends whether Nick is staying in the U.S. or in Europe. But we clearly are going to review what we disclosed on both Europe and the U.S. It’s clear that both shareholder bases have wants, distinct earnings, calls and releases.

Ben Swinburne:

Mm-hmm.

Dexter Goei:

We are definitely going to do that, even though we probably will not have properly spinned off when Q1—sorry, Q4 earnings are coming in the beginning of March. We’ll do separate calls there, and as such, I suspect that the U.S. portion of the presentation will no longer be just four or five pages, it’ll be longer.

Ben Swinburne:

Got it. Just lastly, how should we think about the buyback authorization in the context of the levering up and I think you’ve got some Optimum financings or refinancings to do in ‘18? Have you guys gone through the math on tax deductibility? I’m just curious, is your new leverage targets on it brings you down to the point where 100%of your interest will be tax deductible? Is that important to you? Any sort of color you can give us and how you’re thinking about putting that buyback to use as you get down into your new leverage target.

Dexter Goei:

Yes. I mean, Ben, if you—I don’t know your specific targets but if you look around at consensus numbers, consensus numbers have—are taking our leverage down to a pre-dividend of around 4.3-ish level on a trailing 12-month basis on 2018. You add kind of 0.4 to that for the dividend and it gets you to 4.6, 4.7 times based on consensus, right. We’re deleveraging extremely rapidly, about 0.8, 0.9 turn of EBITDA, and that’s why we’ve implemented the share repurchase program because, clearly, we want to use the most efficient means and have all the right tools in place for shareholder return. To the extent we cannot deploy our excess free cash flow, either through deleveraging too much because we like being in the sweet spot of 4.5 to 5 times leverage, or on M&A, we’d rather do shareholder returns and we think it’s much more efficient to do shareholder returns through share repurchases.

That’s really the genesis of putting that in place and making sure that we’re ready, as a standalone company with a much larger float, to be able to be responsive to returning capital to shareholders as quickly and as efficiently as possible.

I think in terms of tax deductibility, if you look at 30% of EBITDA as interest expense deductibility and you look at consensus numbers, 100% of our interest expense is deductible. Obviously we benefit thereafter from a significant reduction of the corporate tax break from 35% to 21% and the expensing of cap ex. It is

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a material free cash flow impact for us on the positive side. We are a de minimus—tens of millions of taxpayer liability in ‘18 and ‘19 and then we were expected to be almost a full taxpayer in 2020. I think various numbers in consensus have us around $800 million to $900 million of taxes being paid pre the tax reform. We think that that’s going to get reduced by north of $500 million of tax liability, of cash tax liability, in 2020 based on just consensus numbers.

Ben Swinburne:

Great. Okay, thank you.

Operator:

Your next question comes from the line of Bryan Kraft from Deutsche Bank. Please go ahead. Your line is open.

Bryan Kraft:

Hi, good evening. I had a few questions for you, Dexter. First, I wanted to ask you about how you think about the future margin improvement opportunity in the U.S. Is it still as high as you had previously expected or does the separation require the U.S. to carry additional cost since it’ll now be a completely separate company? Secondly, has your appetite shifted at all from previously being committed to consolidating U.S. cable assets to now being potentially more open to selling in the U.S.? Then lastly, what are the tax implications of the spin for companies and shareholders, if any? I apologize if you mentioned that in the prepared remarks and I’d missed it. Thanks.

Dexter Goei:

No. Number one, listen, we continue to be very ambitious on our margin targets. The separation has not changed that at all. The benefits that we received as a global organization were very much focused outside of Management expertise and experience on some purchasing power. We think that that purchasing power will continue even as separate groups. We don’t think that that’s going to be a dis-synergy but outside of that this is really about more transparency, less complexity, a better understanding of the debt structure and the silos and focused Management Teams on their existing operations and jobs.

On the consolidation standpoint, listen, we continue to be long-term ambitious. There’s clearly no near-term focus here on M&A. It’s really focused on continuing to deliver what we think are best-in-class returns here in U.S. cable. To the extent that, on the medium term, things become open to us, of course, we’ll be looking at it.

In terms of selling, we haven’t been ever sellers of our businesses. We also, from a personal standpoint, are not silly (phon), that if someone came to us and wanted to engage in a discussion, we’d always listen but that’s clearly not the focus of our business nor our strategy is to sell our business in any shape or form.

From a tax implication standpoint, there are no tax issues there. We will not be subjected to withholding tax in the Netherlands and U.S. taxpayers will not be subject to those withholding taxes. I think, though, for individual or certain institutions that are maybe not structured appropriately, there could be some U.S. income tax liability on the distribution as it’s a dividend effectively, right. We don’t anticipate that being the case for any of the institutional U.S. shareholders, so I guess there’ll be some personal shareholders may have some tax liability, including myself.

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Bryan Kraft:

Okay, great. Thanks, that’s very helpful.

Operator:

Your next question comes from the line of Craig Moffet from MoffettNathanson. Please go ahead. Your line is open.

Craig Moffet:

Hi. Thanks. Dexter, I apologize, this is similar to the last question, but I wanted to return to the comment about consolidation. When you had said previously before today’s announcement that for the time being consolidation was on the back burner, how does this change that timeline and what are the milestones that we should be looking for that would say you feel like you’re ready? It sounds like you’re going to be delevered to your new target by the end of this year. Is that kind of the timeframe that we should be thinking about?

Dexter Goei:

Craig, I don’t think there’s—I don’t think we put a timetable on this. I think it’s clear that we continue to have a lot of exciting operating hurdles and objectives to reach which is why we’re so much focused on delivering on our business and our budget. Outside of just the Altice One box, continue to roll-out fibre-to-the-home, continue to roll-out and the launch of MVNO towards the end of this year, we have a lot of other stuff going on internally which we don’t want to take our eye off the ball. To the extent that something were to emerge and we’re asked to be reactive to it, I think we’re always reactive to stuff, but we’re clearly not proactive here looking at anything for the near future. I don’t know what the timetable is. I’m not that prescient enough to think about when is the right timetable for us to be more open but clearly as we are deleveraging aggressively, and to the extent that we are going to have a lightened (phon) balance sheet from a leverage standpoint, we’ll just—we’ll buy back more shares.

Craig Moffet:

All right, that’s helpful. Thank you.

Operator:

Your next question comes from the line of Kannan Venkateshwar from Barclays. Please go ahead. Your line is open.

Kannan Venkateshwar:

Thank you. Dexter, just one for me, which is, you mentioned the MVNO launch later this year. Is there any op ex involved with respect to the MVNO? In terms of the buyback process and the leverage target, when we look at maybe the next couple of years or so, the deleveraging process would imply a much bigger buyback process in the coming years. How should we think about that maybe longer-term, if you could help us with that? Thanks.

Dexter Goei:

Listen, I think on the MVNO launch, clearly we’re going to spend some money on op ex, whether it be just in terms of people or in terms of marketing dollars. I don’t think we have that quantified because I think it’s really going to be a function of the timetable. These projects just take time to put in place. There’s some

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cap ex obviously that we’re going to have to spend as well, given that we are setting up our own core network, given that we’re doing a full MVNO here. But we’ll talk about that, I think, more when we talk about our year-end results and give more guidance for 2018.

I think in terms of the share buyback, I think $2 billion sounded like a good number to start off with. Clearly, to the extent that we utilize that $2 billion in short order, we’ll look to increase that and to renew a new share—a repurchase program. I don’t think there is a number in mind that we have. I think we’re focused on a leverage target and to make sure that we’re being efficient with our capital and our capital allocation, that when there is some shareholder distributions that we could do in an effective and efficient way, we’ll do that, to the extent that there’s nothing else for us to do with our free cash flow.

Kannan Venkateshwar:

All right. Thank you.

Operator:

Your next question comes from the line of Steven Bashairn (phon) from Raymond James. Please go ahead. Your line is open.

Steven Bashairn:

Yes, thank you. Two questions, if I may. The first one is as you get some intra-group ties, I was wondering whether you could quote any sort of dis-synergies from the reorganization. My second question is just to follow-up on the question regarding possible asset shares which I think was a question brought on the U.S. market. I was just wondering whether you could confirm your comment about no near-term focus on asset sales also apply to Europe and the European assets, and specifically since you are kind of spin-off in a way, anticipate maybe this could be an opportunity perhaps to find a partner as well for Altice Pay TV. Broadly speaking, I was just wondering whether you could sort of clarify that your comments also apply to Altice European assets. Thank you.

Dexter Goei:

Sure. I’ll answer the first part and then I’ll hand this over to Dennis to talk about Europe. Intra-group ties; no, there are no dis-synergies, there are positive synergies on the management fee of $30 million that Altice U.S.A. was paying and Altice N.V. is going to disappear post closing. That’s a positive synergy there and there’s no dis-synergies whatsoever there.

In terms of asset sales, zero asset sales coming out of the U.S., is the focus. Maybe I’ll hand it over to Dennis on asset sales in Europe.

Dexter Goei:

Yes, I think in Europe, I think as we communicated in the fall, I think we do want to delever to our 4 times target quicker and as we are turning around our businesses in France and Portugal, we are looking to dispose of non-core assets in Europe and I think we are reviewing the Dominican Republic, as well as our power assets in France and Portugal, as assets we could be disposing, and that would clearly be meaningful in terms of deleveraging the balance sheet in Europe. I think, on the pay TV model, I think we have separated this from the telco operations and so far I think we’ve been mixing telco and pay TV performance and reporting that under Altice France.

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By separating the pay TV opportunity separately, we can demonstrate the profitability in its own right of that unit. We will be looking for people to work with us in partnerships to monetize the content that we have and we will not be just using the content exclusively for our own subscribers but we’re willing to wholesale this to other partners in the market and I think that is kind of the new revised pay TV strategy, that it’s going to be accountable in its own right, it’s going to be diversified away from the telco unit and we will be looking to add partners to that platform to monetize the investments that we have made in this area.

Steven Bashairn:

Obviously, core assets?

Dexter Goei:

The content is clearly a key portion of the strategy for us in Europe, yes.

Steven Bashairn:

All right, thank you.

Operator:

Your next question comes from the line of Marci Ryvicker from Wells Fargo. Please go ahead. Your line is open.

Marci Ryvicker:

Thanks. Just curious a little bit on the background of the announcements and the transaction. Is this something you’ve been thinking about for a while? Is this split something that came from Altice U.S. shareholders that didn’t love the fact that the stock was linked to Altice N.V. given the stock price performance last year? Anything that you can comment would be great.

Dexter Goei:

Yes. Marci, it’s a good question. I think this is something that it’s fair to say we have thought about ever since we acquired and made our announcements to acquire the business in the U.S., whether it made sense, and the first thing that we always thought about was just the volatility of the currencies, and as the N.V. was going to consolidate U.S.’s results did we want to live in a world where there was volatility of currencies.

I think this discussion has evolved to where we are today because the complexity of the group has lent itself to a lot of questions being asked about things that have nothing to do with the business itself because the complexity was so much and that the—where we were getting a lot of synergies from having a very large balance sheet that was consolidated in very different silos at the N.V. level, that was completely misunderstood by the market and was providing arguably some dis-synergies at the leverage level. It was very clear the complexity of the group, the misunderstood debt structure, the currency-related issues, the Management focus issues and the opportunities to do things organically and strategically were very different in each one of the markets that forced us to really sit there and think through all the pros and cons of doing something like this and we came out with a super, super, super majority of pros on this. But this has been something that has been kicked around internally for quite some time.

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Marci Ryvicker:

Great. Thank you.

Operator:

Again, if you would like to ask a question, please press star, followed by the number one on your telephone keypad.

Dexter Goei:

Well, thank you, everyone, for that, and thank you for staying up so late on this. For any of you who want to listen to some of this again, we’ll do it again at two in the morning, this evening, for our European friends and hopefully Dennis will get all the questions then. Have a good night. Thank you very much.

Operator:

This concludes today’s conference call. You may now disconnect.

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Altice USA has filed a registration statement with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. You should read the preliminary prospectus in that registration statement and other documents Altice USA has filed with the SEC for more complete information about Altice USA. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may also request a copy of the current preliminary prospectus, at no cost, by mail to Lisa Anselmo, Altice USA, Inc., 1 Court Square West, Long Island City, NY 11101 USA.